

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 14, 2012

Inger M. Klemp
Chief Financial Officer
Frontline Ltd.
Par-la-Ville Place
14 Par-la-Ville Road
Hamilton, HM 08, Bermuda

> **Re:** **Frontline Ltd.**
> **Form 20-F for the year ended December 31, 2011**
> **Filed April 27, 2012**
> **File No. 001-16601**

Dear Mrs. Klemp:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 5A. Operating Results, page 41

Vessel Impairment, page 45

1. We note that management uses a combination of internally forecasted rates and 20-year historical average rates for purposes of developing estimates of future cash flows. In this regard, please tell us the relative weighting assigned to these two factors in your 2010 and 2011 impairment testing. In addition, please tell us how the forecasted rates compared to the 20-year historical average rates used in your 2010 and 2011 impairment testing.

2. We note that you recorded an impairment charge of $121.4 million in the third quarter of 2011. This indicates that you performed an interim review for impairment, which appears based on your policy to review the carrying values of your vessels whenever events or changes in circumstances indicate that the carrying amount of a vessel may no longer be recoverable, as discussed on page 19. Please tell us if the interim review for impairment that you performed during the third quarter of 2011 was limited to the five double-hull Suezmax tankers built between 1992 and 1996, or if you reviewed all of your vessels. In the event you reviewed all of your vessels, specifically address the results of the impairment testing of the six VLCCs, four Suezmax tankers and five newbuilding contracts that you sold in December of 2011.

3. On a related matter, please tell us whether you performed any other interim reviews for impairment during 2010 or 2011. If so, please tell us the results of each such interim review for impairment.

4. With respect to the aforementioned five double-hull Suezmax tankers built between 1992 and 1996, we note that each of these tankers was identified on page 40 of your 2010 Form 20-F as having an estimated basic charter-free market value that was lower than the vessel's carrying value. Please provide us with a table summarizing the estimated market value and carrying value of each of these vessels at December 31, 2010, along with the estimated fair value used in the third quarter of 2011 for purposes of measuring the impairment recorded for each of these vessels. Also, please tell us the amount of gross proceeds received upon the subsequent sale of each of these vessels, and the date of each sale. In addition, please tell us which vessels were charter-free at the time of their sale.

5. We note that, other than the aforementioned five double-hull Suezmax tankers built between 1992 and 1996, you identified three VLCCs on page 40 of your 2010 Form 20-F as having, in each case, an estimated basic charter-free market value that was lower than the vessel's carrying value. These three VLCCs were among the ten vessels that you sold in December of 2011. Please provide us with additional information with respect to each of these ten vessels. Specifically, please provide us with a table summarizing the estimated market value and carrying value of each of these vessels at December 31, 2010. In addition, please tell us which vessels were charter-free at the time of their subsequent sale in December of 2011.

Item 5B. Liquidity and Capital Resources, page 58

6. On page 61, you disclose that, in December of 2011, the Restructuring transaction generated net cash proceeds of approximately $64.3 million. Please reconcile this amount to the $128.9 million of cash proceeds from sale of shares of subsidiaries disclosed in the table presented in Note 4 to your financial statements.

Financial Statements

Note 2. Accounting Policies, page F-8

7. In your description of the Restructuring transaction in Note 4 to your financial statements, you state that no discontinued operations were associated with this transaction, presumably due to your continuing involvement through your investment in Frontline 2012 accounted for under the equity method. However, it is unclear why there were no discontinued operations in connection with your sales of the five double-hull Suezmax tankers built between 1992 and 1996. Please add a description of your accounting policy for discontinued operations, and explain why there were no discontinued operations associated with the Restructuring transaction or your sales of the five double-hull Suezmax tankers built between 1992 and 1996.

Note 30. Commitments and Contingencies, page F-31

8. In your description of the Restructuring on pages 25-26, you indicate that your newbuilding commitments were reduced from $437.9 million to $112.4 million, and this remaining commitment to make newbuilding installments of $112.4 million is disclosed in Note 30. However, based on the terms set forth in Clause 5 of the Acquisition Agreement filed as Exhibit 4.19 of your 2011 Form 20-F, it appears that you may have remained contingently liable for the $325.5 million of remaining installments under the newbuilding contracts that were transferred to Frontline 2012 in December of 2011. If so, please add appropriate disclosure to (i) Note 30 to your financial statements and (ii) your discussion of liquidity in Item 5B.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Stickel at 202-551-3324 or Justin Dobbie at 202-551-3469 if you have questions regarding legal matters. You may contact Amy Geddes at 202-551-3304 or me at 202-551-3211 if you have questions regarding comments on the financial statements, related matters, or any other questions.

Sincerely,

/s/ David R. Humphrey

David R. Humphrey
Accounting Branch Chief